UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Orient-Express Hotels Ltd.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G67743107

(CUSIP Number)

Mr. Beejal Desai
Vice President – Legal & Company Secretary
The Indian Hotels Company Limited
Mandlik House
Mandlik Road
Mumbai 400 001, India
+91 22 6639 5515

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:

Stephen M. Besen
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
(212) 848-4000

November 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G67743107	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Indian Hotels Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,130,764 Class A Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,130,764 Class A Common Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,130,764 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14		TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. G67743107	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samsara Properties Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,130,764 Class A Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,130,764 Class A Common Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,130,764 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed on September 17, 2007, as amended by Amendment No. 1 filed on December 7, 2007, Amendment No. 2 filed on December 19, 2007, Amendment No. 3 filed on April 29, 2009, Amendment No. 4 filed on October 18, 2012 and Amendment No. 5 filed on October 26, 2012 (collectively, the “Schedule 13D”), with the Securities and Exchange Commission, by The Indian Hotels Company Limited (“Indian Hotels”) and Samsara Properties Limited (“Samsara” and, together with Indian Hotels, the “Reporting Persons”), relating to the Class A common shares, par value $0.01 per share (the “Shares”), of Orient-Express Hotels Ltd., a company organized under the laws of Bermuda (the “Company”).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons have terminated each of the agreements entered into by the Reporting Persons in connection with the Reporting Persons’ proposal, made on October 18, 2012, to acquire the Company including the Interim Investors Agreement, dated October 18, 2012.   As a result of the termination of such agreements, Mr. Paul White who previously may have been deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with the Reporting Persons is no longer a reporting person or deemed to be part of any group with the Reporting Persons.

Indian Hotels and Samsara continue to remain a significant investor in the Company and intend to monitor and review their investment in the Company on a regular basis.  The Reporting Persons may at any time and from time to time seek to engage into discussions with the Company regarding its investment in the Company.  The Reporting Persons may also at any time or from time to time engage in discussions with other shareholders of the Company or potential investors in the Company regarding the Reporting Persons’ investment in the Company.  The Reporting Persons may, either alone or as part of a group, (a) acquire additional Shares in the Company, (b) dispose of all or any portion of the Shares owned by them or  (c) take any other available course of action, including actions which could involve one or more of the transactions or have one or more of the results specified in Items 4(a) through (j) of Schedule 13D.  Notwithstanding anything herein, the Reporting Persons reserve the right to change their intention with respect to any or all of such matters.  In reaching any decision as to their course of action, the Reporting Persons expect that they would take into consideration a variety of factors including, but not limited to, general economic, market and industry conditions, conditions in the financial markets, including the market price of the Shares, and other business priorities and opportunities available to the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated November 8, 2013, among The Indian Hotels Company Limited and Samsara Properties Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

November 8, 2013

THE INDIAN HOTELS COMPANY LIMITED

By:	/s/ Anil P Goel
	Name:	Anil P Goel
	Title:	Executive Director - Finance

SAMSARA PROPERTIES LIMITED

By:	/s/ R H Parekh
	Name:	R H Parekh
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated November 8, 2013, among The Indian Hotels Company Limited and Samsara Properties Limited